UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2014

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

Commission file number 1-5807

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.

2441 Presidential Parkway

Midlothian, TX 76065

(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2014 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) for the year ended December 31, 2014 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

December  31, 2014 and 2013

Note: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Committee, Administrator, and the Participants

Ennis, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2014, in conformity with the modified cash basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets (held at end of year) (modified cash basis) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements and underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKM Sowan Horan, LLP

Addison, Texas

June 19, 2015

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

December 31, 2014 and 2013

	2014	2013
Assets:
Investments held by Trustee at fair value	$87,560,915	$82,762,776
Notes receivable from participants	3,453,280	3,464,581

Net assets available for benefits, at fair value	91,014,195	86,227,357

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(32,004)	157,604

Net assets available for benefits, at contract value	$90,982,191	$86,384,961

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2014

2014
Additions, to net assets attributed to:
Employee contributions	$3,712,855
Employer matching contributions	1,140,431
Employer discretionary contributions	254,000
Employee rollover contributions	2,803,674

Total contributions	7,910,960

Interest on notes receivable from participants	139,909

Investment income:
Dividends	78,571
Interest on guaranteed income fund	219,774
Net appreciation in fair value of investments	4,724,003

Total investment income	5,022,348

Total additions	13,073,217

Deductions:
Administrative expenses	(11,479)
Benefits paid and withdrawals	(8,464,508)

Total deductions	(8,475,987)

Net increase	4,597,230
Net assets available for benefits at beginning of year	86,384,961

Net assets available for benefits at end of year	$90,982,191

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

1.	Description of the Plan

The following description of the Ennis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“IRC”).

The Plan was formed February 1, 1994 and restated in its entirety effective January 1, 2010 to conform with ERISA and IRC regulations. The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee. The Plan’s assets are held by American United Life Insurance Company (“AUL”).

The Company acquired Kay Toledo Tag and Special Services Partners and their related entities in December 2014. The merger of their benefit plan was approved effective May 1, 2015; however, as of the date of this report, the transfer of the assets has not been finalized. The Company expects the transfer of the assets to be finalized during 2015.

(b)	Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

(c)	Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (“IRS”) annual limitations. The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year. The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the plan sponsor for certain employees not enrolled in the Pension Plan for employees of the Company. The total matching contribution is not to exceed $2,000 or 3% of the employee’s annual salary, or discretionary employer contributions. Eligibility for employer contributions depends on the participant’s employment location as defined in the plan document.

The Plan automatically enrolls all newly eligible participants into the Plan at a 4% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC. During 2014, the Company declared a discretionary profit sharing contribution of $227,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. This contribution was contributed to the Plan in 2015. During 2014, the Company contributed $254,000 which was declared in 2013.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

1.	Description of the Plan - continued

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

(e)	Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions. Profit sharing contributions vest over a 5 year graded vesting schedule as defined in the plan document. Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the plan document.

(f)	Notes Receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts. The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding. Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding notes are allowed per individual. The minimum note is $1,000 and there is a $100 set-up fee payable for each note. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

(g)	Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdraw qualified amounts up to the participant’s vested account balance. Participants that reach the age of 70  1⁄2 are required to take a minimum distribution from their account.

(h)	Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

2.	Summary of Significant Accounting Policies - continued

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 6 for discussion of significant estimates used to measure fair value of investments.

(c)	Investments Valuation and Income Recognition

There were no changes in the Plan’s valuation methodologies for its investments during the years ended December 31, 2014 and 2013. The valuation methods described below may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.

The Plan provides for investments in a guaranteed investment contract (GIC) and pooled-separate accounts (including a Company stock fund). The Plan’s investments are stated at fair value (see Note 6). The GIC investment is fully benefit-responsive and is stated at contract value, which is equal to principal plus accrued interest. An investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit-responsive (see Note 5).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

(d)	Notes receivable from participants

Notes receivable from participants are reported at their unpaid principal balance. Interest income is recorded on a cash basis and any related fees are recorded as administrative expenses when they are incurred. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance. Delinquent notes from participants are reclassified as distributions based upon provisions of the Plan document. Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

(e)	Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan. For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

(f)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. The Plan used approximately $10,000 and $500 of non-vested amounts to reduce current year employer contributions and pay administrative expenses, respectively, in the current year. See Note 4.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

2.	Summary of Significant Accounting Policies - continued

(g)	Subsequent Events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 19, 2015, the date which the financial statements were issued.

(h)	Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

3.	Investments

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available options.

The Plan’s investments, at fair value, at December 31, 2014 and 2013 were comprised of the following:

	2014		2013
AUL Fixed Account	$11,828,725	*	$12,348,009	*
Fidelity Advisor Div Stk Fd	8,607,204	*	7,926,342	*
AmCent One Choice 2025	7,908,093	*	6,992,621	*
Columbia Mid Cap Index	6,269,953	*	6,046,898	*
MFS Massachusetts Inv Gr Stk	5,387,991	*	5,124,232	*
Ivy Balanced Y	4,785,522	*	4,368,847	*
AmCent One Choice 2035	4,767,100	*	4,353,278	*
PIMCO Total Return	4,731,359	*	4,843,166	*
AmCent Equity Income	4,460,590		4,378,387	*
American Funds New Perspective	3,563,041		3,753,055
AmCent One Choice 2030	4,491,804		3,470,459
AmCent One Choice 2020	4,028,980		3,053,768
AmCent One Choice 2015	3,258,673		3,005,767
BMO Small-Cap Growth	2,397,221		2,869,173
T. Rowe Price Mid-Cap Val Fd	2,892,963		2,557,084
Goldman Sachs Sm Cap Val	2,360,906		2,321,335
Ennis Employer Stock	1,509,487		1,855,777
AmCent One Choice 2045	1,239,387		1,007,793
Oppenheimer Develop Mkts	993,514		957,535
AmCent One Choice 2040	916,526		810,911
AmCent One Choice 2050	610,922		458,761
AmCent One Choice Income	320,125		167,063
AmCent One Choice 2055	230,829		92,515

Total investments	$87,560,915		$82,762,776

*	Represents 5% or more of the net assets available for benefits at fair value.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

2014
Company stock fund	$(444,904)
Pooled separate accounts	5,168,907

Net appreciation in fair value of investments	$4,724,003

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2014	2013
Net assets:
Forfeiture account	$8,790	$9,359

Year ended December 31, 2014
Change in net assets:
Forfeitures relating to current year activities	$9,832
Forfeitures used to offset employer contributions	(10,165)
Forfeitures used to pay administrative expenses	(490)
Earnings	254

$(569)

5.	Investments in Insurance Contracts

The Plan maintains one GIC related investment option, the AUL Fixed Account. The underlying investment option of this contract is considered to be fully benefit-responsive as described in FASB ASC 946, Plan-Accounting-Defined Contribution Pension Plans. As of December 31, 2014 and 2013, the contract value of these investments is $11,796,721 and $12,505,613, respectively.

The average yields for the contract for the years ended December 31, 2014 and 2013, were 1.82% and 2.00%, respectively. The crediting interest rates for the contract as of December 31, 2014 and 2013 were 1.75% and 2.25%, respectively. The crediting interest rate is based on a formula with the issuer, but it may not be less than 1.00% for the years ended December 31, 2014 and 2013.

The determination of credited interest rates, as determined by the service providers, reflect a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Fixed Account does not permit AUL to terminate the agreement prior to the scheduled maturity date.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

6.	Fair Value Measurements

Financial Accounting Standards Board Statement Accounting Standards Codification 820 “Fair Value Measurements and Disclosures” (ASC 820) establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Company stock fund: The fund is made up of Ennis, Inc. common stock which is valued at the closing price reported on the active market on which the security is traded. The fund also consists of a cash component to initiate and close daily trade activity. The cash component is valued at cost which approximates fair value.

Pooled separate accounts: The units of the pooled separate accounts are determined at the close of each business day and are directly related to the net asset value of the underlying investment adjusted for dividends or distributions received by the Custodian and the daily equivalent of any fees charged. The investments held by each pooled separate account are traded on an active market.

Guaranteed investment contract: Valued at the amount plan participants or plan sponsors would receive if they were to withdraw or transfer funds within the Plan prior to their maturity.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. The disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

6.	Fair Value Measurements – continued

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014 and 2013.

		Fair Value Measurements at 12/31/14
Description	Total	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts:
Bond Funds	$4,731,359	$—	$4,731,359	$—
Asset allocation funds	27,772,439	—	27,772,439	—
Balanced funds	4,785,522	—	4,785,522	—
Large cap value funds	4,460,590	—	4,460,590	—
Large cap blend funds	8,607,204	—	8,607,204	—
Large cap growth funds	5,387,991	—	5,387,991	—
Small-mid-specialty funds	13,921,043	—	13,921,043	—
International stock fund	4,556,555	—	4,556,555	—
Company stock fund	1,509,487	—	1,509,487	—
Guaranteed investment contract	11,828,725	—	11,828,725	—

	$87,560,915	$—	$87,560,915	$—

		Fair Value Measurements at 12/31/13
Description	Total	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts:
Bond Funds	$4,843,166	$—	$4,843,166	$—
Asset allocation funds	23,412,936	—	23,412,936	—
Balanced funds	4,368,847	—	4,368,847	—
Large cap value funds	4,378,387	—	4,378,387	—
Large cap blend funds	7,926,342	—	7,926,342	—
Large cap growth funds	5,124,232	—	5,124,232	—
Small-mid-specialty funds	13,794,490	—	13,794,490	—
International stock funds	4,710,590	—	4,710,590	—
Company stock fund	1,855,777	—	1,855,777	—
Guaranteed investment contract	12,348,009	—	12,348,009	—

	$82,762,776	$—	$82,762,776	$—

7.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

8.	Tax Status of Plan

The Plan has obtained its latest determination letter dated August 30, 2012, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.

9.	Parties in Interest

Certain plan investments are guaranteed investment contracts and pooled separate accounts managed by AUL (the Custodian). The Custodian acts as the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

10.	Net Asset Value (NAV) Per Share

	Fair Value - December 31,		Redemption Frequency	Other Redemption Restrictions	Redemption Note Period
Investment	2014*	2013*
PIMCO Total Return Pooled Separate Account (a)	$4,731,359	$4,843,166	Daily	None	None
Ivy Balanced Y Pooled Separate Account (b)	4,785,522	4,368,847	Daily	None	None
AmCent Equity Income Pooled Separate Account (c)	4,460,590	4,378,387	Daily	None	None
Fidelity Advisor Div Stk Fd Pooled Separate Account (d)	8,607,204	7,926,342	Daily	None	None
MFS Massachusetts Inv Gr Stk Pooled Separate Account (e)	5,387,991	5,124,232	Daily	None	None
T. Rowe Price Mid-Cap Val Fd Pooled Separate Account (f)	2,892,963	2,557,084	Daily	None	None
Columbia Mid Cap Index Pooled Separate Account (g)	6,269,953	6,046,898	Daily	None	None
Goldman Sachs Sm Cap Val Pooled Separate Account (h)	2,360,906	2,321,335	Daily	None	None
BMO Small-Cap Growth Pooled Separate Account (i)	2,397,221	2,869,173	Daily	None	None
American Funds New Persp Pooled Separate Account (j)	3,563,041	3,753,055	Daily	None	None
Oppenheimer Develop Mkts Pooled Separate Account (k)	993,514	957,535	Daily	None	None
AmCent One Choice 2015 Pooled Separate Account (l)	3,258,673	3,005,767	Daily	None	None
AmCent One Choice 2020 Pooled Separate Account (l)	4,028,980	3,053,768	Daily	None	None
AmCent One Choice 2025 Pooled Separate Account (l)	7,908,093	6,992,621	Daily	None	None
AmCent One Choice 2030 Pooled Separate Account (l)	4,491,804	3,470,459	Daily	None	None
AmCent One Choice 2035 Pooled Separate Account (l)	4,767,100	4,353,278	Daily	None	None
AmCent One Choice 2040 Pooled Separate Account (l)	916,526	810,911	Daily	None	None
AmCent One Choice 2045 Pooled Separate Account (l)	1,239,387	1,007,793	Daily	None	None
AmCent One Choice 2050 Pooled Separate Account (l)	610,922	458,761	Daily	None	None
AmCent One Choice 2055 Pooled Separate Account (l)	230,829	92,515	Daily	None	None
AmCent One Choice Income Pooled Separate Account (m)	320,125	167,063	Daily	None	None

*	The fair values of the investments have been estimated using the net asset value of the investment.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

10.	Net Asset Value (NAV) Per Share – continued

a)	The investment seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund normally invests at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.
b)	The investment seeks to provide total return through a combination of capital appreciation and current income. The fund seeks to achieve its objective by investing in a mix of stocks, debt securities and short-term instruments, depending on market conditions. Regarding its equity investments, it invests primarily in medium to large, well-established companies that usually issue dividend-paying securities. The fund typically holds a limited number of stocks (generally 45 to 55). It invests a portion of its total assets in common stocks in seeking to provide possible appreciation of capital and some dividend income.
c)	The investment seeks current income; capital appreciation is a secondary objective. The fund invests in equity securities of companies with a favorable income-paying history that have prospects for income payments to continue or increase. The portfolio managers also look for equity securities of companies that they believe are undervalued and have the potential for an increase in price. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.
d)	The investment seeks capital growth. The fund normally invests at least 80% of assets in stocks. It invests primarily in common stocks. The fund invests in domestic and foreign issuers. It invests in either “growth” stocks or “value” stocks or both. The fund uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.
e)	The investment seeks capital appreciation. The fund normally invests at least 80% of the fund’s net assets in stocks. Stocks include common stocks, preferred stocks, securities convertible into stocks, and depository receipts for such securities. It focuses on investing the fund’s assets in stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).
f)	The investment seeks to provide long-term capital appreciation. The fund will normally invest in at least 80% of its net assets (including any borrowings for investment purposes) in companies whose market capitalization (number of shares outstanding multiplied by share price) falls within the range of the companies in either the S&P MidCap 400 Index or the Russell Midcap value Index. While most assets will typically be invested in U.S. common stocks, it may invest in foreign stocks in keeping with the fund’s objectives.
g)	The investment seeks total return before fees and expenses that corresponds to the total return of the Standard & Poor’s (S&P) MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. In seeking to match the performance of the index, the Investment Manager attempts to allocate the fund’s assets among common stocks in approximately the same weightings as the index. It attempts to achieve at least a 95% correlation between the performance of the index and the fund’s investment results, before fees and expenses.
h)	The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (“net assets”) in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index at the time of investment. Although it will invest primarily in publicly traded U.S. securities, including real estate investment trusts, it may also invest in foreign securities.
i)	The investment seeks capital appreciation. The fund invests at least 80% of its assets in common stocks of small-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 2000 Growth Index. The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services, methods of distribution, or overall business restructuring.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

10.	Net Asset Value (NAV) Per Share – continued

j)	The investment seeks long-term growth of capital; future income is a secondary objective. The fund seeks to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships by investing in common stocks of companies located around the world. In pursuing its primary investment objective, it invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future.
k)	The investment seeks capital appreciation. The fund mainly invests in common stocks of issuers in developing and emerging markets throughout the world and at times it may invest up to 100% of its total assets in foreign securities. Under normal market conditions, it will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers whose principal activities are in a developing market, i.e. are in a developing market or are economically tied to a developing market country. The fund will invest in at least three developing markets.
l)	The investment seeks the highest total return consistent with its asset mix. The fund is a “fund of funds,” it invests in other American Century mutual funds (the underlying funds) that represent a variety of asset classes and investment styles. The target date in the fund name (i.e. 2015) refers to the approximate year an investor plans to retire and likely would stop making new investments in the fund.
m)	The investment seeks current income; capital appreciation is a secondary objective. The fund is a “funds of funds,” it invests in other American Century mutual funds (the underlying funds) that represent a variety of asset classes and investment styles. The fund’s target allocation for the various asset classes and underlying funds is to invest 45% of its assets in stock funds, 45% of its assets in bond funds, and 10% of its assets in money market funds. The target asset mix of One Choice In Retirement Portfolio is expected to remain fixed over time.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE

ENNIS, INC. 401(k) PLAN

Sc hedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

EIN: 75-0256410

Plan#: 011

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Company Stock Fund	Ennis Employer Stock		$1,509,487
*	Guaranteed Investment Contract	AUL Fixed Account (l)		11,828,725
*	Pooled Separate Account	PIMCO Total Return		4,731,359
*	Pooled Separate Account	Ivy Balanced Y		4,785,522
*	Pooled Separate Account	AmCent Equity Income		4,460,590
*	Pooled Separate Account	Fidelity Advisor Div Stk Fd		8,607,204
*	Pooled Separate Account	MFS Massachusetts Inv Gr Stk		5,387,991
*	Pooled Separate Account	T. Rowe Price Mid-Cap Val Fd		2,892,963
*	Pooled Separate Account	Columbia Mid Cap Index		6,269,953
*	Pooled Separate Account	Goldman Sachs Sm Cap Val		2,360,906
*	Pooled Separate Account	BMO Small-Cap Growth		2,397,221
*	Pooled Separate Account	American Funds New Perspective		3,563,041
*	Pooled Separate Account	Oppenheimer Develop Mkts		993,514
*	Pooled Separate Account	AmCent One Choice 2015		3,258,673
*	Pooled Separate Account	AmCent One Choice 2020		4,028,980
*	Pooled Separate Account	AmCent One Choice 2025		7,908,093
*	Pooled Separate Account	AmCent One Choice 2030		4,491,804
*	Pooled Separate Account	AmCent One Choice 2035		4,767,100
*	Pooled Separate Account	AmCent One Choice 2040		916,526
*	Pooled Separate Account	AmCent One Choice 2045		1,239,387
*	Pooled Separate Account	AmCent One Choice 2050		610,922
*	Pooled Separate Account	AmCent One Choice 2055		230,829
*	Pooled Separate Account	AmCent One Choice Income		320,125

Total investments				$87,560,915

Notes receivable from participants		Notes receivable (interest rates ranging from 4.25% to 9.25%)		3,453,280

Total assets				$91,014,195

*	Indicates party-in-interest to the Plan.
(l)	Included in the AUL Fixed Account is $8,790 in nonparticipant-directed unallocated forfeitures.

Column (d) cost is not required since all investments are directed by participants.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 19, 2015	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Senior Vice President - Finance and CFO, Treasurer, Principal Financial and Accounting Officer Ennis, Inc.